UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-36580

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

Green Bancorp, Inc.
Full Name of Registrant

Former Name if Applicable

4000 Greenbriar
Address of Principal Executive Office (Street and Number)

Houston, Texas 77098
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Green Bancorp, Inc., (the "Company") is unable to file with the Securities and Exchange Commission ("SEC") its Annual Report on Form 10-K for the year ended December 31, 2016 (and related XBRL documents) within the prescribed time period without unreasonable effort or expense as a result of the circumstances described below.

The Company is still preparing analyses and providing documentation requested by its auditors in connection with its audit for the year ended December 31, 2016. The Company anticipates that its Annual Report on Form 10-K for the year ended December 31, 2016 will be filed prior to March 31, 2017, the fifteenth calendar day following the prescribed due date.

Notwithstanding the Company's inability to file its Annual Report on Form 10-K by March 16, 2017, the Company currently does not expect to report in its Annual Report on Form 10-K any material changes to its financial results from those previously reported in the press release for the Company's financial results for the quarter ended and year ended December 31, 2016.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Vandervoort	713	316-7078
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐ No

(3)
Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes   ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Green Bancorp, Inc.
(Exact name of Registrant as specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2017	By:	/s/ Elizabeth Vandervoort
Elizabeth Vandervoort
Interim Chief Financial Officer